Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 11:32 24 Feb 2003
                  Number 8634H






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 24 February 2003
      Date of dealing 21 February 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      21 February 2003
      Cambridge Antibody Tech Group - Common
      Celltech Group Plc - Ordinary
      Celltech Group Plc - Contract for Difference
      Oxford Glycosciences Plc - Common
      P & O Princess Cruises Plc - Ordinary
      AMENDMENT
      state which element(s) of disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.


      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:
      0171 638 0129


      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inP & O Princess Cruises Plc
      Class of security Ordinary
      Date of disclosure 24 February 2003
      Date of dealing21 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Number of securities purchased 157,595
      Highest price paid* GBP4.07
      Lowest price paid* GBP3.95
      Number of securities sold 165,196
      Highest price paid* GBP4.07
      Lowest price paid* GBP3.97
      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Oxford Glycosciences Plc
      Class of security Common
      Date of disclosure 24 February 2003
      Date of dealing 21 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected
      Cambridge Antibody Tech Group
      Number of securities purchased 800
      Highest price paid* GBP1.90
      Lowest price paid* GBP1.88
      Number of securities sold Nil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Celltech Group Plc
      Class of security Contract for Difference
      Date of disclosure 24 February 2003
      Date of dealing 21 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Technology Group Plc
      Expiry Date18 November 2003

      Sell To Open
      Number of securities purchased 6,600
      Highest price paid* USD5.63
      Lowest price paid* USD5.63
      Number of securities sold Nil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Celltech Group Plc
      Class of security Ordinary
      Date of disclosure 24 February 2003
      Date of dealing 21 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedCambridge Antibody Technology Group Plc
      Number of securities purchased Nil
      Highest price paid*n/a
      Lowest price paid*n/a
      Number of securities sold 5,094
      Highest price paid* GBP3.55
      Lowest price paid* GBP3.49
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Cambridge Antibody Tech Group
      Class of security Common
      Date of disclosure 24 February 2003
      Date of dealing 21 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased 38,000
      Highest price paid* GBP4.30
      Lowest price paid* GBP4.30
      Number of securities sold 37,575
      Highest price paid* GBP4.30
      Lowest price paid* GBP4.30
      *Currency must be stated



END